Filed Pursuant to Rule 433

Registration No. 333-194146

November 18, 2014

PRICING TERM SHEET

4.375% Notes due 2033

Issuer:	Johnson & Johnson

Security:	4.375% Senior Unsecured Notes due 2033

Size:	$200,000,000

Maturity Date:	December 5, 2033

Coupon:	4.375%

Interest Payment Dates:	Paid semi-annually on June 5 and December 5, commencing December 5, 2014

Price to Public:	109.124%

Underwriting Discount:	0.875%

Benchmark Treasury:	3.125% due August 15, 2044

Benchmark Treasury Price and Yield:	101-08, 3.061%

Spread to Benchmark Treasury:	63 bps

Yield:	3.691%

Make-whole Call:	Make-whole call at Treasury +10 bps prior to June 5, 2033, (six months prior to the maturity date)

Par Call:	At any time on or after June 5, 2033 (six months prior to the maturity date), the notes may be redeemed, in whole or in part, at Johnson & Johnson’s option, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus accrued and unpaid interest to the date of redemption

Trade Date:	November 18, 2014

Expected Settlement Date:	November 20, 2014

CUSIP / ISIN:	478160BJ2 / US478160BJ28

Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.

Co-Managers:	RBC Capital Markets, LLC Santander Investment Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.